U
SECURITIES A
Wasl

12011799

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.
196

* AB
3/5

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response..... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

SEC FILE NUMBER
8-67069

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**ATM USA LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**525 WASHINGTON BOULEVARD, FLOOR 33**
(No. and Street)

| **JERSEY CITY** | **NJ** | **07310** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**CARL GOODMAN** **(212) 897-1695**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

| **529 FIFTH AVENUE** | **NEW YORK** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

## OATH OR AFFIRMATION

I, **CARL GOODMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ATM USA LLC**, as of **DECEMBER 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

Signature

**FINOP**

Title

Notary Public

**ADINA DAVYDOV**
**Notary Public, State of New York**
**No. 01DA6212094**
**Qualified in Queens County**
**Commission Expires October 5, 2013**

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# ATM USA, LLC
(A Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

# ATM USA, LLC
(A Limited Liability Company)
DECEMBER 31, 2011

## TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

# INDEPENDENT AUDITORS' REPORT

To the Members
ATM USA, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of ATM USA, LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2012

# ATM USA, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2011

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 207,475 |
| Fees receivable | | 457,868 |
| Receivable from broker | | 259,237 |
| **TOTAL ASSETS** | $ | 924,580 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 147,453 |
| Commitments and contingencies (Note 7) | | |
| Members' equity | | 777,127 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 924,580 |

See accompanying notes to statement of financial condition.

## NOTE 1. ORGANIZATION

ATM USA, LLC (the "Company"), organized in Delaware, is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker dealers.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### Revenue recognition

The Company licenses its algorithmic proprietary trading software ("software") from an entity related by substantially similar ownership. The Company sublicenses the software to third-party customers pursuant to license agreements. Fees are payable monthly based upon the customers' use of the software, which is based in part on their trading volume.

### Income taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to federal, state, or local income tax examinations by taxing authorities for years before 2008.

### Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

## NOTE 3. CONCENTRATION OF MARKET AND CREDIT RISK

Significant customers

Two customers accounted for approximately 55% of the Company's revenues during the year ended December 31, 2011, and represented approximately 43% of its fees receivable at December 31, 2011.

Cash

The Company maintains its cash at a clearing broker-dealer and therefore is subject to the credit risk of that financial institution to the extent of cash on deposit and receivables due from that broker-dealer. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these deposits.

## NOTE 4. MEMBERS' EQUITY

Through December 31, 2011, the Company has 9,683.15 Class A units and 497.82 Class B units issued and outstanding.

The Company's Amended and Restated Operating Agreement (the "Agreement") provides that the Class B member receives pre-tax distributions equal to its combined contribution to the Company and/or its affiliates, and that the Board of Managers shall make operating distributions, of which 50% shall be paid to the Class B member and 50% to Class A members. Subsequent to the Class B member's receipt of (pre-tax) distributions from the Company and its affiliate that equal the amount of the Class B member's aggregate capital contribution, any distributions declared by the Board of Managers shall be distributed to the members prorata in accordance with each member's percentage interest, as defined. The Agreement also provides for distributions for tax liabilities, if required, to a Class A member and further provides for distributions to any member in any proportion if approved by a majority of the members or their representatives. Other distributions for the tax liabilities of members shall be made as agreed upon by both the majority of Class A unit holders and the Class B unit holder. In 2011, distributions consisted of cash payments of $38,578 to a Class A member.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

During October 2011, the holder of the majority of the units transferred voting power to another individual pursuant to a Voting Power Agreement And Proxy. The agreement is irrevocable and has a term of one year.

## NOTE 5. RELATED PARTY TRANSACTIONS

During 2011, the Company incurred license fee expense to a related. The Company, as part of its operations, pays commissions to sales representatives. Some of the sales representatives are also Class A members. At December 31, 2011, the Company's liability to affiliated entities amounted to $66,405.

## NOTE 6. CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had regulatory net capital of approximately $319,000, which was approximately $274,000 in excess of its required net capital of approximately $45,000.

## NOTE 7. COMMITMENTS AND CONTINGENCIES

During October 2011, an affiliate of the Company entered into a settlement agreement in which it agreed to make payments to a third party in the amount of $650,000 ($527,083 outstanding at December 31, 2011) plus interest, payable over a 24-month period commencing December 1, 2011. The Company has guaranteed this payment. The Company does not expect to ever be called upon to make any payments under the terms of the agreement.

## NOTE 8. SUBSEQUENT EVENT

On January 17, 2012, the Company and its affiliate entered into an agreement to be acquired by an affiliate of a registered broker-dealer. The transaction is subject to certain regulatory approvals and closing conditions, and is expected to close by March 31, 2012, or early in the second quarter of 2012.